MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Shareholder Reference Number (SRN)



C 1234567890   I N D
<PIN: 99999>


bhpbilliton
resourcing the future

Appointment of Proxy

I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint

| the Chairman of the Meeting (mark box with an 'X') | **OR** | | the name of the person (or body corporate) you are appointing, if **someone other than** the Chairman of the Meeting. | | Number of shares being voted |

or failing the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given, as he or she sees fit, at the Annual General Meeting of BHP Billiton Plc to be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on 23 October 2008 at 10.30 am and at any adjournment thereof. Should any resolution(s), other than those specified, be proposed at the Meeting, my/our proxy may vote on those matters as he or she thinks fit.

IMPORTANT: FOR ITEMS 31 AND 32 BELOW - If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on items 31 and 32 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on items 31 and 32 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of items 31 and 32.

Important Note: **If you appoint the Chairman as your proxy and give no directions on how to vote, the Chairman intends to vote available proxies against resolution 17 and 18 (in respect of Mr Mayne's election) and in favour of each of the other resolutions summarised below.**

Please tick here to indicate that this proxy appointment is one of multiple appointments being made.

Voting directions to your proxy -

Please mark [X] (within the box) to indicate your directions

#	Resolution	For	Against	Vote Withheld	#	Resolution	For	Against	Vote Withheld
1	To receive the 2008 Financial Statements and Reports for BHP Billiton Plc	☐	☐	☐	22	To elect Mr K C Rumble as a Director of BHP Billiton Ltd	☐	☐	☐
2	To receive the 2008 Financial Statements and Reports for BHP Billiton Ltd	☐	☐	☐	23	To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc	☐	☐	☐
3	To re-elect Mr P M Anderson as a Director of BHP Billiton Plc	☐	☐	☐	24	To renew the general authority to allot shares in BHP Billiton Plc	☐	☐	☐
4	To re-elect Mr P M Anderson as a Director of BHP Billiton Ltd	☐	☐	☐	25	To renew the disapplication of pre-emption rights in BHP Billiton Plc	☐	☐	☐
5	To re-elect Mr D R Argus as a Director of BHP Billiton Plc	☐	☐	☐	26	To approve the repurchase of shares in BHP Billiton Plc	☐	☐	☐
6	To re-elect Mr D R Argus as a Director of BHP Billiton Ltd	☐	☐	☐	27	To approve the cancellation of shares in BHP Billiton Plc held by BHP Billiton Ltd on each of the following dates:			
7	To re-elect Dr J G S Buchanan as a Director of BHP Billiton Plc	☐	☐	☐	(i)	30 April 2009	☐	☐	☐
8	To re-elect Dr J G S Buchanan as a Director of BHP Billiton Ltd	☐	☐	☐	(ii)	29 May 2009	☐	☐	☐
9	To re-elect Mr D A Crawford as a Director of BHP Billiton Plc	☐	☐	☐	(iii)	15 June 2009	☐	☐	☐
10	To re-elect Mr D A Crawford as a Director of BHP Billiton Ltd	☐	☐	☐	(iv)	31 July 2009	☐	☐	☐
11	To re-elect Mr J Nasser as a Director of BHP Billiton Plc	☐	☐	☐	(v)	15 September 2009	☐	☐	☐
12	To re-elect Mr J Nasser as a Director of BHP Billiton Ltd	☐	☐	☐	(vi)	30 November 2009	☐	☐	☐
13	To re-elect Dr J M Schubert as a Director of BHP Billiton Plc	☐	☐	☐	28	To approve the 2008 Remuneration Report	☐	☐	☐
14	To re-elect Dr J M Schubert as a Director of BHP Billiton Ltd	☐	☐	☐	29	To approve the amendments to Rules of the Group Incentive Scheme	☐	☐	☐
15	To elect Mr A L Boeckmann as a Director of BHP Billiton Plc	☐	☐	☐	30	To approve the grant of awards to Mr M J Kloppers under the GIS and the LTIP	☐	☐	☐
16	To elect Mr A L Boeckmann as a Director of BHP Billiton Ltd	☐	☐	☐	31	To approve a change to the maximum aggregate remuneration paid by BHP Billiton Plc to non-executive Directors in any year	☐	☐	☐
17	To elect Mr S Mayne as a Director of BHP Billiton Plc	☐	☐	☐	32	To approve a change to the maximum aggregate remuneration paid by BHP Billiton Ltd to non-executive Directors in any year	☐	☐	☐
18	To elect Mr S Mayne as a Director of BHP Billiton Ltd	☐	☐	☐	33	To approve the amendments to the Articles of Association of BHP Billiton Plc	☐	☐	☐
19	To elect Dr D R Morgan as a Director of BHP Billiton Plc	☐	☐	☐	34	To approve the amendments to the Constitution of BHP Billiton Ltd	☐	☐	☐
20	To elect Dr D R Morgan as a Director of BHP Billiton Ltd	☐	☐	☐					
21	To elect Mr K C Rumble as a Director of BHP Billiton Plc	☐	☐	☐					

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3	Shareholder 4

Individual/Sole Director and Sole Company Secretary   **Director/Company Secretary**

_____   _____   _____   / /

Contact Name   Contact Daytime Telephone   Date

 B H P B   E 5 4 5   038522_00RUHF

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.







If undeliverable please return to:
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
United Kingdom

ROYAL MAIL
POSTAGE PAID GB
HQ 6481

000001
000
BHP
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

bhpbilliton
resourcing the future

BHP Billiton Plc
Shareholder Pack 2008

Working towards a sustainable future

BHP Billiton's Sustainability Report for 2008 is now available on our website at: *www.bhpbilliton.com/sustainabledevelopment.*

Vote online

Visit *bhpbilliton.com* and select vote online.

Company reports online

Access 2008 Annual Report, Concise Annual Report, Notice of Meeting and other information online – visit *bhpbilliton.com*.

038522_00RUHF





BHP Billiton Plc
Neathouse Place London SW1V 1BH
United Kingdom
Tel: +44 (0) 20 7802 4000
Fax: +44 (0) 20 7802 4111
A member of the BHP Billiton group
www.bhpbilliton.com

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, London, on Thursday, 23 October 2008 at 10.30 am. If you are unable to attend the meeting, you are invited to submit any questions you may have. This form is provided as a convenient way to do so.

Please return your completed question form to our Registrar, Computershare Investor Services Plc, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, or by facsimile to +44 (0)870 703 6109 at least 5 business days before the AGM. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you can email the Company's Registrar at web. queries@computershare.co.uk.

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. If time does not permit us to address all questions at the AGM we will prepare responses and make these available on our website.

Question(s):   Please mark ☒ if it is a question directed to the Auditor

1.

2.

3.

4.

5.



Thank you for your time.

Registered office as above
Registered in England and Wales, Number 3196209

B H P B











Proxy Form

All correspondence to:
Computershare Investor Services Plc
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
United Kingdom
Telephone: +44 (0) 844 472 7001
Facsimile: +44 (0) 870 703 6109

LODGEMENT OF A PROXY

This proxy must be received by 10.30 am (UK local time) on Tuesday, 21 October 2008

Any Proxy Form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this form

Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder as his proxy to exercise all or any of his rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder's name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

Appointment of additional proxies

You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the Registrar's helpline listed below under "Any questions?", or you may photocopy this form. Please indicate in the box next to the proxy holder's name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. Failure to specify the number of shares each proxy appointment relates to when appointing multiple proxies or specifying a number of shares in excess of those held by you will result in your proxy appointments being invalid.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or abstain from voting) on any resolution, place a mark ("X") in the "For", "Against" or "Vote Withheld" box for each resolution. The "Vote Withheld" option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

CREST electronic proxy appointment service

To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer's agent (ID number 3RA50) not later than 48 hours before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer's agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in the Regulation 35(5) of the Uncertificated Securities Regulations 2001.

Signing instructions

You must sign this form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.

Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company's Share Register.

Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Company's Registrar by the time above or be enclosed with this form, and the words "authorised signatory" should be added under the signature on the front of this form.

Companies: Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.

Electronic proxy lodgement: To appoint a proxy electronically go to www.bhpbilliton.com, click on the "Vote online" then follow the instructions. To access this service you will need your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the top right hand corner of the front of this form.
If you hold shares through CREST you may appoint a proxy or proxies through the CREST electronic proxy appointment service.

Any questions?

Telephone: +44 (0) 844 472 7001 if you have any questions on how to complete this proxy form or to obtain additional forms.

Documents may be lodged:

VIA THE INTERNET	BY FAX	BY MAIL	IN PERSON
www.bhpbilliton.com	44 (0) 870 703 6109	Computershare Investor Services Plc The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom	Computershare Investor Services Plc The Pavilions Bridgwater Road Bristol BS13 8AE United Kingdom

BHPB
038522_00RUHF